Exhibit 99.5

September 15, 2020	By SEDAR

To:	Ontario Securities Commission, as Principal Regulator under the Passport System

And to:
British Columbia Securities Commission
Alberta Securities Commission
Financial and Consumer Affairs Authority of Saskatchewan
The Manitoba Securities Commission
Nova Scotia Securities Commission
Financial and Consumer Services Commission (New Brunswick)
Office of the Superintendent of Securities (Prince Edward Island)
Office of the Superintendent of Securities Service Newfoundland and Labrador
Office of the Superintendent of Securities (Yukon Territory)
Northwest Territories Securities Office
Nunavut Securities Office

Dear Sirs/Mesdames:

Re:	Prospectus Supplement dated September 15, 2020 to the Short Form Base Shelf Prospectus dated August 6, 2020 (the “Supplement”)

We refer you to the Supplement relating to the offering of convertible senior notes of Shopify Inc.

We consent to being named on the inside cover page of the Supplement and under the headings “Legal Matters” and “Documents Filed as Part of the Registration Statement” in the Supplement, and consent to the use of our legal opinion set out under the heading “Eligibility for Investment” in the Supplement, which opinion is provided as of the date of the Supplement.

We have read the Supplement and have no reason to believe that there are any misrepresentations in the information contained in the Supplement that are (i) derived from our legal opinion provided in the Supplement, or (ii) within our knowledge as a result of the services performed by us in connection with such opinion.

Yours truly,

(signed) “Stikeman Elliott LLP”